Item 1
                                  AerCo Group
                      Quarterly Report September 15, 1999
       All Amounts are in thousands of US dollars unless otherwise stated

Selected Financial Data for the period June 15,1999 to September 15, 1999 (Note 1) and Cumulative to date

                                                            Current Period                           Cumulative to date
-----------------------------------------------------------------------------------------------------------------------------------
                                                   Actual      Prospectus    Variance         Actual     Prospectus     Variance
-----------------------------------------------------------------------------------------------------------------------------------
Cash Collections
Gross Lease rentals                                    26,197       29,388       (3,191)        130,271       135,798       (5,527)
Repossession and other Stress Related costs             2,649       (1,763)       4,412          (2,763)       (8,074)       5,311
-----------------------------------------------------------------------------------------------------------------------------------
Net Lease Rentals  (A)                                 28,846       27,625        1,221         127,508       127,724         (216)

Maintenance receipts                                    3,406            -        3,406          13,241             -       13,241
Interest received                                         789          561          228           3,466         2,611          855
Other cash received                                    13,823            -       13,823          28,205           109       28,096
-----------------------------------------------------------------------------------------------------------------------------------
Total Cash Collections  (B)                            46,864       28,186       18,678         172,420       130,444       41,976
-----------------------------------------------------------------------------------------------------------------------------------

Cash Expenses
Cash Operating Expenses
- Maintenance                                          (5,148)           -       (5,148)        (20,014)            -      (20,014)
- Insurance, re-leasing and other costs                  (626)        (588)         (38)         (3,011)       (2,799)        (212)
Subtotal                                               (5,774)        (588)      (5,186)        (23,025)       (2,799)     (20,226)

Selling General & Administrative Expenses
- Servicer fees                                       (2,204)        (608)      (1,596)         (4,915)       (3,156)      (1,759)
- Other servicer provider fees and overhead             (831)      (1,194)         363          (5,442)       (6,117)         675
Subtotal                                               (3,035)      (1,802)      (1,233)        (10,357)       (9,273)      (1,084)
-----------------------------------------------------------------------------------------------------------------------------------
Total Cash Expenses  (C)                               (8,809)      (2,390)      (6,419)        (33,382)      (12,072)     (21,310)
-----------------------------------------------------------------------------------------------------------------------------------

Movement in Expense/Collection Account Balances/          634            -          634            (736)            -         (736)
Security Deposits (D)

-----------------------------------------------------------------------------------------------------------------------------------
Net Cash Collections  ( (B)+(C)+(D) )                  38,689       25,796       12,893         138,302       118,372       19,930
-----------------------------------------------------------------------------------------------------------------------------------

Note Payments
Interest Payments (Net of Swap Effects)                14,418       15,700       (1,282)         66,447        69,490       (3,043)

Principal Payments
A-1                                                         -            -            -               -             -            -
A-2                                                    21,505        8,989       12,516          64,579        44,486       20,093
B-1                                                     2,662        1,003        1,659           6,995         4,115        2,880
C-1                                                       104          104            -             281           281            -
D-1                                                         -            -            -               -             -            -
Subtotal                                               24,271       10,096       14,175          71,855        48,882       22,973
-----------------------------------------------------------------------------------------------------------------------------------
Total Payments to Noteholders                          38,689       25,796       12,893         138,302       118,372       19,930
-----------------------------------------------------------------------------------------------------------------------------------

                                  AerCo Group
                      Quarterly Report September 15, 1999
       All Amounts are in thousands of US dollars unless otherwise stated

Selected Financial Data as at September 15, 1999

                                                               Actual
                                                              --------
Cash
Cash held in Liquidity Reserve Account                         56,151
Aircraft Purchase Account                                           -
Expense Account                                                 5,000
                                                              --------
Total Cash Available                                           61,151

Asset Value
Assumed Portfolio Value as at September 15, 1999              876,500
Liquidity Reserve Amount
Of which - Cash                                                56,151
         - Letters of Credit held                                   -
                                                              --------
Subtotal                                                       56,151
                                                              --------
Less Lessee Security Deposits                                 (16,151)
Subtotal                                                       40,000
                                                              --------
Total Asset Value (Note 2)                                    916,500
                                                             ========

Note Balances
A-1                                                           340,000
A-2                                                           225,071
B-1                                                            78,006
C-1                                                            84,754
D-1                                                            80,000
                                                             --------
Total                                                         807,831
                                                             ========

Ratios
Loan to Total Asset Value (Note 3)
A-1                                                            61.66%
A-2                                                            61.66%
B-1                                                            70.17%
C-1                                                            79.41%
D-1                                                            88.14%

Interest Coverage Ratio (Note 4)
Class A                                                          4.87
Class B                                                          4.25
Class C                                                          3.12
Class D                                                          2.56

Debt Service Coverage Ratio (Note 5)
Class A                                                          2.56
Class B                                                          2.47
Class C                                                          2.45
Class D                                                          2.45

-------------
Notes

   1 The financial data as at September 15, 1999 includes payments made by AerCo on September 15, 1999 but only includes receipts up to September 9, 1999 (i.e.the calculation date for the Note Payment Date on September 15,1999)

   2 Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity
     Reserve Amount minus Lessee Security Deposits.

   3 Loan to Total Asset Value Ratio is equal to the aggregate principal amount of each subclass of Notes, plus the aggregate principal amount of any other subclass of Notes that ranks equally or senior in priority of payment, expressed as a percentage of the Total Asset Value

   4 Interest Coverage Ratio is equal to the Net Cash Collections expressed as a ratio of the interest paid on each subclass of Notes plus the interest and minimum principal payments paid on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

   5 Debt Service Coverage Ratio is equal to Net Cash Collections expressed as a ratio of the interest and minimum and scheduled principal payments paid on each subclass of Notes plus the interest and minimum and scheduled principal payments paid on each subclass of Notes that ranks equally or senior in priority of payments with the relevant subclass of Notes.

                                   AERCO GROUP

                             Management Discussion &
           Analysis of Financial Condition and Results of Operations

         The financial information contained in this report was not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but was prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

Background

       On July 15, 1998 ("the Closing Date"), AerCo Limited, ("AerCo" or "the Company") a Jersey limited liability company issued $800 million of Notes in four subclasses, Subclass A-1, Subclass A-2, Subclass B-1 and Subclass C-1(the "Notes"). The Company also issued two additional subclasses of notes, the Subclass D-1 Notes and the Subclass E-1 Notes which were initially purchased by AerFi Group plc ("AerFi Group"). The Company used the proceeds from the issuance of Notes, the Subclass D-1 Notes and the Subclass E-1 Notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases),
(ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from AerFi Group and its subsidiaries ("AerFi") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of AerFi Group.

       On May 14, 1999, AerCo consumated an exchange offer under which the Notes were exchanged for new notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the exchange offer went effective on April 15, 1999 (the "Registration Statement").

       The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

General

         AerCo is a special purpose vehicle which currently owns (directly and indirectly) 33 aircraft, which are on operating leases, having sold one Fokker 100 aircraft in January 1999 and a second Fokker 100 aircraft in July 1999. AerCo may also acquire additional aircraft and any related existing leases or similar arrangements from various sellers, which may include AerFi. Additional aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of additional aircraft with external funds, including issuing additional notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998 by and between AerCo and Bankers Trust Company, as trustee of the Notes and the new notes issued and to be issued under the exchange offer (the "Indenture").

         AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft operating leasing market. This in turn, is affected by various cyclical factors including interest rates, the availability of credit, fuel costs and general and regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risk of lessee default.

         AerCo's ability to compete against other lessors is determined, in part, by (i) the composition of its fleet in terms of mix, relative age and popularity of the aircraft types; (ii) operating restrictions imposed by the Indenture, and (iii) the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favorable terms than AerCo.

         This quarterly report presents information from the Closing Date to the September 15, 1999 Payment Date and for the three month period from the June 15, 1999 Payment Date to the September 15, 1999 Payment Date (the "Current Period"). This report, however, limits its commentary to the Current Period.

Cashflow Performance Relative to the Assumptions

         The Registration Statement contained assumptions in respect of AerCo Group's future cashflows and cash expenses (the "Assumptions"). These are identical to those contained in the offering memorandum issued by AerCo on June 23, 1998. In the Current Period, AerCo Group had net Cash Collections of $38.7 million compared with an assumed amount of $25.8 million. This is comprised of total Cash Collections of $46.9 million, which were $18.7 million ahead of the assumed amount and total Cash Expenses of $8.8 million, which were $6.4 million ahead of the assumed amount. Cash Collections and Cash Expenses are discussed in detail below.

         Cash Collections

         "Cash Collections" comprise lease rental payments, maintenance reserve payments by lessees, cash interest paid on AerCo's cash balances and other cash received. The Registration Statement assumed total Cash Collections for the Current Period of $28.2 million. Total Cash Collections achieved in the period were $46.9 million, a positive difference of $18.7 million. This difference is due to a combination of factors set out below.

         Gross lease rentals. Cash Collections relating to gross lease rentals for the Current Period amounted to $26.2 million, $3.2 million less than the amount assumed in the Registration Statement. This variance arises principally due to the actual re-lease rates for the aircraft being less than assumed, in addition to lost lease revenue as a result of the two Fokker 100 aircraft sold previously.

         Downtime, bad debts, leasing and other costs . Downtime, arrears, bad debts, leasing and other costs for the Current Period amounted to a cash inflow of $2.6 million, compared with the cash outflow of $1.7 million in assumed costs for this period. The cash inflow of $2.6 million arose due to the payment in the Current Period of rentals relating to previous periods by certain lessees, principally two Asian lessees and a North American lessee representing 4.8%, 4.7% and 3.6% respectively of the portfolio by appraised value at January 18, 1999.

         Net lease rentals. The Registration Statement assumed an 8% reduction in gross lease rentals due to certain costs. 6% of this amount is assumed to relate to downtime costs, repossession costs and arrearages (the resulting amount is "Net Lease Rentals"). The remaining 2% covers other leasing costs and is discussed under Operating Expenses. For the Current Period, assumed Net Lease Rentals were $27.6 million. Actual Net Lease Rentals for the Current Period were $28.8 million which is $1.2 million ahead of the Assumptions due to the payment of arrears in the Current Period, in addition to zero downtime costs.

         Maintenance receipts. In the Current Period, maintenance receipts were $3.4 million and maintenance disbursements were $5.1 million. The Registration Statement assumes that maintenance receipts will equal maintenance disbursements over the term of the Notes, and therefore, maintenance receipts and maintenance disbursements are both assumed to be zero in each Note Payment Period. In any particular Note Payment Period, however, actual maintenance receipts and disbursements will vary such that it is unlikely that maintenance receipts will equal maintenance disbursements in any such period.

         Interest received. Actual interest received for the Current Period was $0.8 million which is ahead of the amount assumed in the Registration Statement for the same period of $0.6 million.

         Other cash received. Other cash received for the Current Period was $13.8 million, which consists of net cash inflows from the sale of a Fokker 100 aircraft.

         Cash Expenses

         "Cash Expenses" includes all fees, costs or expenses paid by any AerCo Group member in the course of the business activities permitted to be conducted by it under the Indenture. The cash outflows in respect of Cash Expenses shown in the Registration Statement were assumed to be $1.8 million for the Current Period. Actual cash expenses were $3.0 million. The difference is due to a combination of factors set out below.

Operating Expenses

         Maintenance. Maintenance disbursements in the Current Period were approximately $5.1 million which is $1.7m greater than the maintenance receipts for the period. The high level of maintenance disbursements in the period is as a result of the coincidence of a number of airframe and engine overhauls due to the fact that much of AerCo Group's fleet is of a relatively similar age profile. This is also expected to result in maintenance cash outflows exceeding inflows on an aggregate basis over the period to March 31, 2002. Thereafter, it is expected that this trend will be reversed. As discussed above, the Registration Statement assumes that maintenance receipts will equal maintenance disbursements over the term of the Notes; however, it is unlikely that actual maintenance receipts will equal maintenance disbursements in any particular Note Payment Period.

         Insurance, re-leasing, repossession and other costs. The Registration Statement assumed a 2.0% reduction in gross lease rentals due to certain leasing costs, insurance, re-leasing and other costs. For the Current Period this assumed amount was $0.6 million. Actual costs for the Current Period were broadly in line with the Assumptions.

Selling, General and Administrative Expenses

         Servicer fees. Fees paid to Babcock & Brown Limited, as Servicer, during the Current Period amounted to $2.2 million which is $1.6 million greater than the assumed cost of $0.6 million for the period. This adverse variance of $1.6 million arose due to the actual incentive fee for the period ended March 31, 1999 being greater than forecast. A portion of the Servicer's incentive fee was paid during the Current Period together with payment of a sales incentive fee to the Servicer following the sale of a Fokker 100 aircraft during the Current Period. A significant portion of the Servicer's fees are calculated as a percentage of rental revenue actually received.

         Other service provider fees and overhead. Other service provider fees and overhead amounted to $0.8 million, which was $0.4 million lower than the assumed amount for the Current Period due to the timing of certain costs.

         Note Payments

         Interest payments. Actual interest payments to Noteholders net of swap costs for the Current Period were $14.4 million, as compared with assumed interest payments net of swap costs of $15.7 million. Lower interest payments were principally caused by the actual principal balances of the Notes being less than assumed.

         Principal payments. Total principal distributions in the Current Period were $24.3 million, $14.2 million ahead of assumed total debt amortization. Principal amortization payments were made with respect to the Subclass A-2 Notes, Subclass B-1 Notes and Subclass C-1 Notes. All scheduled principal distributions on the Subclass A-2, B-1 and C-1 Notes have been made. In addition Subclass B-1 supplemental principal and Subclass A-2 outstanding principal distributions of $0.3m and $1.5m, respectively, were paid during the Current Period.

Other Financial Data

         Cash

         Cash held at September 15, 1999 was $61.2 million. Of this amount, $56.2 million represents the cash portion of the Liquidity Reserve Amount (which is used as a source of liquidity for, among other things, maintenance obligations, security deposit return obligations, cash operating expenses and contingent liabilities). Finally, the amount of cash held reflects cash received in respect of rentals and other collections in the period since the most recent Calculation Date and amounts held in the Expense Account for payments in respect of monthly recurring expenses and costs that are not regularly incurred but are anticipated to become due and payable in the near future.

         Aircraft Values

         At July 15, 1998, the total assumed value of the 35 aircraft was $951.9 million. Following application of the declining value assumption set out in the terms of the Notes, and the sale of two Fokker 100 aircraft, serial numbers 11258 and 11342, the total assumed value of the 33 remaining aircraft was $876.5 million at September 15, 1999.

       Under the terms of the Notes, AerCo Group is obliged to obtain annual appraisals of the base value of each of the aircraft from at least three independent appraisers no earlier than 90 days and not later than 30 days prior to March 31 of each year. The most recent valuation was received on January 18, 1999 and gave rise to a fleet valuation of $895.9 million. A commentary on the decline in value of the portfolio was included in the report on the period to December 15, 1998. At September 15, 1999, the adjusted portfolio value was $856.5 million.

         A-D Note Balance

         As of September 15, 1999, the aggregate amount of the Notes outstanding was $807.8 million, approximately $23.2 million lower than assumed due to higher actual than assumed principal repayments with respect to the Subclass A-2 Notes and Subclass B-1 Notes principally as a result of aircraft sales.

Developments

         Recent Developments

         On July 1, 1999, AerCo completed the sale of a second Fokker 100 aircraft. The Net Sales Proceeds resulting from this sale were $13.8 million. The Net Sales Proceeds from the sale were less than the Note Target Price, partly due to the high level of maintenance reserves that were refunded to the purchaser. However, the sales price of $14.7 million compares favorably with the January 18, 1999 appraisal received for the aircraft of $14.5 million.

         At September 15, 1999, 22.1% of the aircraft by appraised value at January 18, 1999 were leased to operators in "emerging markets" in the Asia Pacific region, including China, the Philippines, South Korea and India. One lessee in this region, Asiana, leased 6.1% of the aircraft by appraised value at January 18, 1999.

         Trading conditions in Asia's civil aviation industry have been adversely affected by the economic and financial difficulties being experienced in the region. The economies of the region have experienced acute difficulties resulting in business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. At September 15, 1999 Philippine Airlines ("PAL"), a lessee of 4.9% of the aircraft by appraised value at January 18, 1999 filed for bankruptcy protection approximately fifteen months ago. A continuation of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect certain Asian lessees' operations and their ability to meet their obligations.

         At September 15, 1999, 18.2% of the aircraft by appraised value at January 18, 1999 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. One Chilean lessee, leased 6.8% of the current portfolio by appraised value at January 18, 1999. The financial prospects for lessees in Latin America will depend in part on the level of political stability and economic activity and the policies in the region. Developments in other "emerging markets" may also affect the economies of Latin American countries and the entire region.

         Most significantly, Brazil has experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and, since it devalued its currency on January 13, 1999, dramatic decreases in the value of its currency. One of the lessees operates three aircraft representing 4.9% of the aircraft by appraised value at January 18, 1999 in Brazil. Continued weakness in the value of the Brazilian real, as well as general deterioration in the Brazilian economy, will mean that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the dollar-denominated rental payments under the leases. Failure by Brazil to address its current financial crisis could result in the crisis spreading to other Latin American economies and economies in other emerging markets.

         Colombia has suffered as a result of the deterioration in the value of the Colombian peso and the resulting negative impact on the Colombian economy. One of the lessees which operates one aircraft representing 4.6% of the aircraft by appraised value at January 18, 1999 is a Colombian airline. Continued weakness in the value of the Colombian Peso, as well as general deterioration in the Colombian economy, will mean that this lessee may be unable to generate sufficient revenues in Colombian currency to pay the dollar denominated rental payments under the lease.

         Similarly, the Chilean economy has suffered an adverse effect as a result of the economic difficulties in Asia. In the past, Asia has accounted for a significant portion of Chile's exports. Copper is Chile's principal export product. Copper prices have declined dramatically over the past two years, primarily as a result of Asia's economic difficulties as discussed above. Such economic developments, especially if they continue or worsen, could lead to lower levels of economic activity in Chile which could, in turn, adversely affect the operations of AerCo Group's Chilean lessee.

         At September 15, 1999, 48.7% of the aircraft by appraised value at January 18, 1999 were leased by operators based in Europe. Of this amount, lessees of 34.9% of the aircraft by appraised value are based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 13.8% of the aircraft by appraised value were based in "emerging" European markets, principally Turkey and Hungary. One Spanish lessee leased 11.5% of the aircraft by appraised value at January 18, 1999.

         The commercial aviation industry in Europe, as in the rest of the world generally, is highly sensitive to general economic conditions. Because a substantial portion of airline travel (business and especially leisure) is discretionary, the industry is cyclical experiencing financial and trading difficulties during economic downturns. Accordingly, the financial prospects for European lessees can be expected to depend largely on the level of economic activity in Europe generally and in specific countries in which such lessees operate. European scheduled carriers currently are experiencing a slower economic period and greater competition than in previous years and are suffering from over expansion. A recession or other worsening economic conditions in any European country may adversely affect the European lessees' ability to meet their financial and other obligations under the leases. For example, the Russian economy is experiencing severe difficulties, including significant devaluation of the rouble against the dollar. The downturn in Russia's economy may undermine business confidence and reduce demand for air travel in other emerging market countries. In addition, commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures from continuing deregulation of the airline industry by the EU. There can be no assurances that competitive pressures resulting from such deregulation will not have a material adverse impact on such lessees.

         At September 15, 1999 three lessees operate four aircraft representing 11.1% of the aircraft by appraised value at January 18, 1999, in Turkey, which was hit by a severe earthquake in August 1999. Two of these carriers operate charter flights which are heavily dependent on foreign tourists travelling to Turkey. Damage caused by the earthquake and any falloff in tourist traffic may adversely affect the ability of these carriers to operate and meet their obligations under the leases.

         At September 15, 1999, 8.7% of the aircraft by appraised value at January 18, 1999 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since a substantial portion of airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last decade, several of the major North American passenger airlines have filed Chapter 11 bankruptcy proceedings and several major U.S. airlines have ceased operations.

         The total availability of jet aircraft has increased significantly over the last year, with much of this increase being attributable to Stage Three aircraft.

         The accelerating increase in deliveries of new generation B737-600s, B737-700s and B737-800 aircraft, as well as greater production of the A319, A320 and A321 has coincided with airlines preferring the flexibility, lower operating costs and in many cases the low lease rates of the new aircraft types. 1998 saw a peak of aircraft orders, with over 1,200 aircraft orders placed, with deliveries for 1999 expected to exceed 1,000. Overall the demand-supply situation for the near term would appear to favor the lessee mainly due to the significant level of deliveries of new aircraft combined with the slowdown in economic growth in Asia and Latin America. These developments have given rise to a softening of future lease rates and of the placement prospects for aircraft coming off lease in the near term. The softening of lease rates when coupled with the rising interest rate environment has resulted in lower margins on the individual leases.

         Lessee Performance

         Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

         As of September 30, 1999, amounts outstanding for more than 30 days for rental payments, maintenance reserves and other amounts due under the leases equaled $4.5 million for three lessees who had a total of four aircraft on lease. Amounts outstanding for 30 to 90 days equaled $0.3 million and amounts outstanding for more than 90 days equaled $4.2 million. The outstanding amounts are net of agreed deferrals or other restructurings, default interest and cash in transit.

         As of September 30, 1999, a Latin American lessee representing 4.6% of the portfolio by appraised value at January 18, 1999 owed $2.0 million with $1.4 million in arrears for more than 90 days. The Servicer is in discussions with the lessee regarding the payment of this amount and future lease rentals.

         PAL, the lessee of two B737-300 aircraft representing 4.9% of the portfolio by appraised value at January 18, 1999 has been adversely affected by the ongoing Asian economic crisis. On June 19, 1998, PAL filed a petition for approval of a rehabilitation plan with the Philippine SEC and subsequently, the Philippine SEC appointed an Interim Receiver. Following a number of time limit extensions, the final revised plan was filed on March 15, 1999.

         The Servicer has since this time agreed with PAL a schedule covering the payment of arrearages and is in the process of extending the current leases. At September 30, 1999, $3.0 million was outstanding from PAL, with $0.3 million in arrears for 30 to 90 days and $2.4 million in arrears for more than 90 days. There can be no assurance, however, that PAL will ultimately repay its arrearages or be able to pay future lease rentals. AerCo Group may encounter delays or difficulties in recovering possession of the aircraft, which are currently operated within the Philippines, or terminating such leases. If the aircraft are recovered, under such circumstances the technical costs required to ensure the aircraft are in suitable condition for re-leasing may be significant.

         As of September 30, 1999, a North American lessee, representing 3.6% of the portfolio by appraised value at January 18, 1999, owed $0.8 million with $0.5 million in arrears for 30 to 90 days and $0.3 million in arrears for more than 90 days. Babcock & Brown is in discussions with the lessee regarding the payment of this amount and future lease rentals.

                                                                                                                  Appraised
                                                                                                      Date of      Value at
                              Country of                      Aircraft      Engine          Serial   Manufacture  January 18,
No.  Region                 Current Lessee   Lessee           Type         Configuration    Number    Conversion     1999
-------------------------------------------------------------------------  ------------------------------------------------
 1.  Asia - Emerging        China            China Xinjiang   B757-200     RB211-535E4       26153      Aug-92      41,633
 2.  Asia - Emerging        China            Yunnan           B737-300     CFM56-3C1         26068      Jun-92      24,099
 3.  Asia - Emerging        India            Indian Airlines  A300B4-200   CF6-50C2            240      May-83      11,648
 4.  Asia - Emerging        Philippines      PAL              B737-300     CFM56-3B1         24465      Aug-89      20,736
 5.  Asia - Emerging        Philippines      PAL              B737-300     CFM56-3B1         24677      Mar-90      22,103
 6.  Asia - Emerging        South Korea      Asiana           B737-400     CFM56-3C1         25764      Jun-92      26,720
 7.  Asia - Emerging        South Korea      Asiana           B737-400     CFM56-3C1         25765      Jul-92      26,285
 8.  Asia - Emerging        Taiwan           FEAT             MD83         JT8D-219          49952      Dec-91      21,983
 9.  Europe - Developed     Italy            Air Europe       A320         CFM5-5A1             85      Feb-90      24,800
10.  Europe - Developed     Ireland          Aer Lingus       B737-400     CFM56-3C1         24685      May-90      25,091
11.  Europe - Developed     Spain            Spanair          B767-300ER   PW4060            24999      Feb-91      60,437
12.  Europe - Developed     Spain            Spanair          MD83         JT8D-219          49627      Apr-89      20,493
13.  Europe - Developed     Spain            Spanair          MD83         JT8D-219          49790      Oct-89      20,780
14.  Europe - Developed     United Kingdom   Air 2000         B757-200     RB211-535E4       26158      Feb-93      42,170
15.  Europe - Developed     United Kingdom   Airtours         A320-200     CFM56-5A3           299      Apr-92      29,537
16.  Europe - Developed     United Kingdom   Airtours         A320-200     V2500-A1            362      Nov-92      30,347
17.  Europe - Developed     United Kingdom   BMA              B737-400     CFM56-3C1         23868      Oct-88      23,132
18.  Europe - Developed     United Kingdom   Monarch          A320-200     CFM56-5A3           391      Feb-93      30,937
19.  Europe - Emerging      Hungary          Malev            B737-300     CFM56-3C1         24909      Apr-91      23,366
20.  Europe - Emerging      Turkey           Pegasus          B737-400     CFM56-3C1         23979      Jan-89      23,466
21.  Europe - Emerging      Turkey           Sun Express      B737-300     CFM56-3C1         24908      Mar-91      23,308
22.  Europe - Emerging      Turkey           THY              B737-400     CFM56-3C1         24904      Feb-91      24,912
23.  Europe - Emerging      Turkey           THY              B737-400     CFM56-3C1         26066      Jun-92      26,467
24.  Latin America          Brazil           TAM              Fokker 100   TAY650-15         11341      Aug-91      14,160
25.  Latin America          Brazil           TAM              Fokker 100   TAY650-15         11350      Apr-92      15,096
26.  Latin America          Brazil           TAM              Fokker 100   TAY650-15         11351      Sep-91      14,431
27.  Latin America          Chile            Lan Chile        B767-300ER   PW4060            24947      Mar-91      59,841
28.  Latin America          Chile            AILL (1)         DC8-71F      CFM56-2C1         46040      May-69      15,858
29.  Latin America          Columbia         Avianca          B757-200     RB211-535E4       26152      Aug-92      41,012
30.  North America          Canada           Canadian         A320-200     CFM56-5A1           403      Dec-93      29,791
31.  North America          United States    BAX Global       DC8-71F      CFM56-2C1         46064      Apr-69      15,040
32.  North America          United States    Tower Air        B747-200     JT9D-7Q           22496      Oct-81      31,996
33.  Others                 Fiji             Air Pacific      B737-500     CFM56-3C1         26067      Jun-92      19,785
                                                                                                                  ========
     Total                                                                                                         881,460

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1.  Aircraft International Leasing Limited is an indirect 100% subsidiary of
    Lan Chile